Exhibit 99.1

Attention: Financial Editors	Stock Symbol: (PGF) - TSX
(PGH) - NYSE

PENGROWTH ACHIEVES $700 MILLION DISPOSITION TARGET, FULLY
FUNDING PHASE ONE OF LINDBERGH DEVELOPMENT

(Calgary, July 16, 2013) - Pengrowth Energy Corporation today announced that it has entered into agreements for the successful completion of its $700 million non-core asset disposition program previously announced on January 11, 2013. The net proceeds from the disposition program will be used to fund ongoing capital expenditures, including fully funding the remaining budgeted capital expenditures associated with the 12,500 barrels per day (bbl/d) first commercial phase of the Lindbergh thermal project, which received regulatory approval on July 15, 2013.

The expected net proceeds from these non-core asset dispositions, in addition to the $316 million net proceeds received from the previously announced Weyburn non-core asset divestiture in March of this year, will bring total 2013 non-core disposition proceeds to approximately $1.0 billion.

“As we have outlined throughout the year, our focus in 2013 has been to demonstrate that we have the funds in hand to develop the first commercial phase of the Lindbergh project,” said Derek Evans, President and Chief Executive Officer of Pengrowth. “These combined transactions achieve our goal of disposing of $1.0 billion of non-core assets in 2013 and fully funding the first commercial phase of the Lindbergh development. We are very pleased with the results of our disposition program, particularly given the competitiveness of the current asset disposition market”.

Southeast Saskatchewan Non-Core Asset Disposition

As part of the $700 million, Pengrowth is pleased to announce that it has entered into an agreement to sell its interests in its non-core southeast Saskatchewan properties to a junior Canadian oil & gas company for $510 million, subject to closing adjustments.

The assets being sold currently produce more than 5,700 barrels of oil equivalent per day (boe/d) (93% liquids) and had proved plus probable reserves of 21.3 million barrels assigned to them at December 31, 2012, according to the independent reserve evaluators GLJ Petroleum Consultants Ltd.

Subject to customary regulatory and other closing conditions, the southeast Saskatchewan disposition is expected to close in mid-September 2013 and will have an effective date of June 1, 2013. BMO Capital Markets is acting as financial advisor to Pengrowth on this transaction.

Additional Asset Dispositions

In addition to the southeast Saskatchewan disposition, Pengrowth has closed or has letters of intent executed with purchasers for an additional $203 million of non-core assets, representing approximately 5,900 boe/d of net production (72% natural gas) and 29.0 mmboe of associated proved plus probable reserves. Average implied transaction metrics for these minor additional dispositions equates to approximately $34,400 per flowing barrel and $7.00 per boe of proved plus probable reserves. These additional transactions have various closing dates throughout 2013.

Financial and Guidance Update

At June 30, 2013, Pengrowth had $1.4 billion of fixed term notes and $234 million of convertible debentures outstanding and was undrawn on its $1.0 billion committed bank facility. Following closing of these dispositions, at September 30, 2013, Pengrowth expects to remain undrawn on its bank facility and anticipates having $575 million of cash on hand, a portion of which will be used to fund fully the capital expenditures associated with the first commercial phase at Lindbergh.

On a pro-forma basis, following these transactions, Pengrowth is now projecting fourth quarter 2013 production to average between 75,000 and 77,000 boe/d.  A full summary of updated guidance estimates for 2013 is provided below:

	Original Guidance	Updated Guidance
Average daily production volume (boe/d)	85,000 to 87,000	82,000 to 84,000
Total capital expenditures ($millions)¹	770	770
EBITDA ($millions)2,3	680	650
Net operating costs ($ per boe)	14.00 to 14.50	14.75
G & A expense (cash and non-cash) ($ per boe)4	3.30	3.50

1.	Includes $300 million at Lindbergh
2.	Earnings Before Interest, Taxes, Depletion, Depreciation, Accretion and Amortization
3.	Assumes WTI USD$90/bbl, 9% discount for light oil, 23% discount for heavy oil and AECO Cdn$3.50/Mcf
4.	Includes $0.47/boe of non-cash G & A

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Swan Hills light oil, Cardium light oil and Lindbergh thermal bitumen projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 855-336-8814 Facsimile: (403) 693-8889

Caution Regarding Forward Looking Information

Advisory Regarding Reserves, Contingent Resources and Production Information

All amounts are stated in Canadian dollars unless otherwise specified. All reserves and production information herein is based upon Pengrowth’s company interest (Pengrowth’s working interest share of reserves or production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead), before deduction of royalty obligations and using GLJ’s January 1, 2013 forecast prices and costs as disclosed herein. Numbers presented may not add due to rounding.

The estimated value of reserves disclosed in this press release do not represent fair market value of the reserves.

When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. In particular, forward-looking statements in this press release include, but are not limited to, statements with respect to: the sale of the Corporation’s SE Saskatchewan properties, the use of sale proceeds, anticipated closing and effective dates for the SE Saskatchewan assets and other asset sales, the net proceeds from such sales and the use of such proceeds, proforma cash on hand and debt balances, 2013 and 2014 capital expenditures, Q4 2013 estimated production, 2013 production and guidance update and future capital spending on Lindbergh. Statements relating to reserves are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information contained in this press release are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions; anticipated financial performance; business prospects, strategies; regulatory developments; including in respect of taxation; royalty rates and environmental protection; future capital expenditures and the timing thereof; future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices; future oil and natural gas production levels; future exchange rates and interest rates; the proceeds of anticipated divestitures; the amount of future cash dividends paid by Pengrowth; the cost of expanding our property holdings; our ability to obtain labour and equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms and our ability to add production and reserves through our development and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, the forward-looking statements included in this press release involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve and resource estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; changes in environmental or other legislation applicable to our operations, and our ability to comply with current and future environmental and other laws and regulations; actions by governmental or regulatory authorities including changes in royalty structures and programs and income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry; our ability to access external sources of debt and equity capital, various risks associated with our Lindbergh thermal project, and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading "Risk Factors" in our most recent Annual Information Form under the heading “Business Risks” in our most recent year-end Management’s Discussion and Analysis and in our most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of our Canadian public filings are available on SEDAR at www.sedar.comwww.sedar.com. Our U.S. public filings, including our most recent Form 40-F as supplemented by our filings on form 6-K, are available at www.sec.gov.edgar.shtml.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.